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EXHIBIT 18

                               HECHINGER COMPANY
                LETTER REGARDING CHANGE IN ACCOUNTING PRINCIPLE

Hechinger Company
1801 McCormick Drive
Largo, MD  20774

January 8, 1999


Ladies and Gentlemen:

We have audited the consolidated balance sheets of Hechinger Company and subsidiaries (a wholly-owned subsidiary of Centers Holdings, Inc.) as of October 3, 1998 and September 27, 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended October 3, 1998 and the 34 weeks ended September 27, 1997, and have reported thereon under date of January 8, 1999.

The aforementioned consolidated financial statements and our audit report thereon are included in the Company's annual report on Form 10-K for the year ended October 3, 1998. As stated in Note 1 to the financial statements, during the quarter ended October 3, 1998, the Company changed its method of applying the LIFO accounting method for inventories of its Hechinger/Home Quarters stores to the retail method. The Company believes it is preferable to utilize the same method of accounting for all of its inventories. The inventory of the Company's 161 Builder's Square stores which was acquired September 26, 1997, and which represented approximately 60% of consolidated inventories as of October 3, 1998 and September 27, 1997, is stated at the lower of LIFO cost or market, using the retail inventory method (i.e. "retail LIFO"). The inventory of the Company's existing 110 Hechinger/Home Quarters stores, which represented approximately 40% of consolidated inventories as of October 3, 1998 and September 27, 1997, was previously stated at the lower of LIFO cost or market (i.e. the retail inventory method was not utilized). The Company believes that utilizing the retail method of accounting for inventories is consistent with the accounting method utilized by a number of retailers, including the Company's largest competitor. The Company also desired to utilize the same accounting method for financial reporting and income tax purposes. Effective for the year ended October 3, 1998, the Company elected to use the retail LIFO method of accounting for inventories of its Hechinger/Home Quarters stores for income tax purposes. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Hechinger Company's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

Very truly yours,

KPMG LLP